United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                          SEC File No. 333-39208
                                                          CUSIP No. 12615U 10 5

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K and Form 10-KSB; [ ]__ Form 20-F;
              [ ] Form 11-K; [X] Form 10-Q and Form 10-QSB; [ ] Form N-SAR

              For Period Ended:  March 31, 2004

              _ Transition report on Form 10-K
              _ Transition Report on Form 20-F
              _ Transition Report on Form 11-K
              _ Transition Report on Form 10-Q
              _ Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                       COL China Online International Inc.
     ----------------------------------------------------------------------
                             Full Name of Registrant

                                       N/A
     ----------------------------------------------------------------------
                            Former Name if Applicable

                       3176 South Peoria Court, Suite 100
                             Aurora, Colorado 80014
     ----------------------------------------------------------------------
            Address of Principal Executive Office (Street and Number)
                            City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
  [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because the CEO of the Registrant has been traveling in different continents for business purposes, the Registrant's Quarterly Report on Form 10-QSB regarding the quarter ended March 31, 2004 could not be timely filed without unreasonable effort or expense.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Anthony Ng                    (416)                     493-4641
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  (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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

The Registrant's Total Revenues decreased from approximately Rmb599,810 (US$72,380) for the three months ended March 31, 2003 to approximately Rmb39,092 (US$4,717) for the three months ended March 31, 2004 and from approximately Rmb918,606 (US$110,849) for the nine months ended March 31, 2003 to approximately Rmb104,731 (US$12,638) for the nine months ended March 31, 2004. The decrease is attributable to a decrease in revenues for marketing fees, business service, computer network installations, and kiosk solution project management resulting from a change in business operations. An overall decrease exists despite an increase in telecommunication revenues due to a change in business operations.

Other income increased from approximately Rmb70,538 (US$8,512) for the three months ended March 31, 2003 to approximately Rmb75,484 (US$9,109) for the three months ended March 31, 2004. Other income decreased from approximately Rmb907,208 (US$109,474) for the nine months ended March 31, 2003 to approximately Rmb77,874 (US$9,397) for the nine months ended March 31, 2004. The decrease is primarily a result of a non-recurring transaction related to the disposal of the Registrant's Wuhan operation in July 2002.

The Registrant's general and administrative expenses decreased from approximately Rmb2,067,594 (US$249,498) for the three months ended March 31, 2003 to approximately Rmb1,721,380 (US$207,721) for the three months ended March 31, 2004. This decrease in expenses is primarily attributable to the disposal of the Registrant's Wuhan operations and the ceasing of its related business.

Amortization and depreciation expense for the three months ended March 31, 2004 decreased to approximately Rmb142,531 (US$17,199) from approximately Rmb164,514 (US$19,852) for the three months ended March 31, 2003. Amortization and depreciation expense increased from approximately Rmb441,844 (US$53,317) for the nine months ended March 31, 2003 to approximately Rmb 485,726 (US$58,613) for the nine months ended March 31, 2004. This increase results from additional fixed assets which are being employed for business operations.

Cost of sales decreased for the three months ended March 31, 2004 to approximately Rmb166,520 (US$20,094) from approximately Rmb632,801 (US$76,361) for the three months ended March 31, 2003. This decrease is primarily attributable to the disposal of the Registrant's Wuhan operations and the ceasing of the Registrant's related ISP business as well as to a reduction in the Registrant's telecommunication-related sales and services.

Net losses for the three months ended March 31, 2003 were approximately Rmb2,194,561 (US$265,364) compared to net losses of approximately Rmb1,881,206 (US$227,007) for the three months ended March 31, 2004. Net losses for the nine months ended March 31, 2003 were approximately Rmb6,737,572 (US$813,019) compared to approximately Rmb6,143,645 (US$741,360) for the nine months ended March 31, 2004. The Registrant continues to experience net losses as it works to more fully develop its services.

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

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                       COL CHINA ONLINE INTERNATIONAL INC.
                       -----------------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  May 18, 2004                          By: /s/ Anthony Ng
       ------------                          -----------------------------------
                                             Anthony Ng, Chief Executive Officer


















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